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February 3, 2010

Ed Bartz, Law Clerk
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549


      RE:    Iowa Public Agency Investment Trust (IPAIT) (811-07696)

Dear Mr. Bartz:

I would like to thank you for your helpful attitude during our telephone conversation of December 13, 2010. The following is the response to the issues we discussed:

   1. CLOSING OF DIRECT GOVERNMENT OBLIGATION FUND (17A-7 TRANSACTION):
      On September 9, 2010, the Direct Government Obligation Fund closed, and the securities held therein were transferred under the 17A-7 procedure adopted by the Board of Trustees to the Diversified Fund. The sole participant of the DGO fund invested its proceeds into the Diversified Fund. The securities as of September 9, 2010 were bank deposits and certificates of deposit only. There were no other securities. The amortized cost to market report for each security showed no value difference. Attached is that report. Both our SEC counsel and our accounting firm were consulted prior to the transaction to insure a smooth transition.

   2. ANNUAL REPORT: You noted that Footnote 2 of Reg SX 12-12 requires repurchase agreements to show the date and amount to be received upon repurchase. I have asked KPMG to review our disclosure to insure it is correct. KPMG is researching the issue, but the initial response was that it is correct. IPAIT does not invest in reverse repurchase agreements, and the repos are overnight investments.

   3. FIDELITY BOND FILING: You note that there is no recent filing of the fidelity bond. IPAIT shares a fidelity bond with the Miles Funds, Inc. and the joint fidelity bond has been filed with the SEC in that file. Let me know if we need to go to the extra expense of filing the bond in two different places.

   4. INFORMATION STATEMENT: Should not include anything on cover page that is not listed in the form. In other words, move the sponsoring associations to another page. Items 1-8 should be a summary and should state no more, no less than the instructions require. We will reorganize the Information Statement so that Items 1-8 are in summary form. We will add the date of the semiannual report (page 9 of current report). These changes will be made with the next post-effective amendment.

   5. STATEMENT OF ADDITIONAL INFORMATION: The Statement of Additional Information shall list the Board members attributes which qualifies them to serve as Board members. We will also clarify the chart to include that the outside directorships are for the last five years. These clarifications will be made with the next post-effective amendment.

We appreciate your comments and assistance in this matter.


Respectfully submitted,

/s/

Vera Lichtenberger
Chief Compliance Officer

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AMORTIZED COST vS. MARKET VALUE ANALYSIS REPORT
DATE: 9/8/2010 4:04:31 PM                                          Main Database                          PAGE: 1

                                                  AMORTIZED COST VS. MARKET VALUE ANALYSIS REPORT

FUND ID: IPAIT
FUND NAME: Iowa Public Agency Investment Trust Div
** MARKET VALUE IS AMORTIZED COST IF SECURITY IS < 61 DAYS TO MATURITY

TICKER
SYMBOL      SECURITY DESCRIPTION           PAR VALUE       AMORTIZED  COST     PRICE       MARKET  VALUE    % DIFF.   VALUE DIFF.
----------  -------------------------  -----------------  -----------------  ----------  -----------------  --------  ------------
3128X8RC    FHLMC Var (3ML+7)              5,000,000.000       5,006,194.97    100.0929       5,004,645.00  -0.03096   -1,549.97
3128X8RC8   Var Due 03/09/11
3128X8VE    FHLMC Var (3ML+5)              5,000,000.000       5,003,544.01    100.0932       5,004,660.00   0.02230    1,115.99
3128X8VE9   Var Due 04/07/11
31331GDY    FFCB Var (1ML+25)              6,000,000.000       6,000,000.00    100.0437       6,002,622.00   0.04370    2,622.00
31331GDY2   Var Due 11/04/10
31331GQ4    FFCB Var (1ML+4)               6,000,000.000       6,002,450.00    100.0687       6,004,122.00   0.02786    1,672.00
31331GQ44   Var Due 09/15/11
31331JKK    FFCB Var (1ML+1)              11,000,000.000      11,000,649.83    100.0077      11,000,847.00   0.00179      197.17
31331JKK8   Var Due 02/13/12
31331JNJ    FFCB Var (1ML+2)               5,000,000.000       5,000,846.82     99.9928       4,999,640.00  -0.02413   -1,206.82
31331JNJ8   Var Due 05/14/12
313397G5    FHLMC DN                       5,000,000.000       4,999,571.94     99.9969       4,999,845.00   0.00546      273.06
313397G54   0.000% Due 09/20/10
313397G6    FHLMC DN                       5,000,000.000       4,999,583.02     99.9967       4,999,835.00   0.00504      251.98
313397G62   0.000% Due 09/21/10
3133XSVR    FHLB                           5,000,000.000       5,022,776.22    100.5441       5,027,205.00   0.08817    4,428.78
3133XSVR6   1.625% Due 01/21/11
3133XUYG    FHLB                           6,000,000.000       6,000,744.48    100.0336       6,002,016.00   0.02119    1,271.52
3133XUYG2   0.500% Due 10/18/10
313588CL    FNMA DN                        5,000,000.000       4,990,677.51     99.9236       4,996,180.00   0.11026    5,502.49
313588CL7   0.000% Due 02/28/11
313588CM    FNMA DN                        5,000,000.000       4,988,694.83     99.9183       4,995,915.00   0.14473    7,220.17
313588CM5   0.000% Due 03/01/11
31398AWQ    FNMA                           5,000,000.000       5,032,918.51    100.6978       5,034,890.00   0.03917    1,971.49
31398AWQ1   1.375% Due 04/28/11
912828JY    U.S. Treasury Note             5,000,000.000       5,008,131.17    100.2695       5,013,475.00   0.10670    5,343.83
912828JY7   0.875% Due 01/31/11
CDA2011     Maquoketa State Bank           1,000,000.000       1,000,000.00    100.0000 *     1,000,000.00   0.00000        0.00
CD9996686   0.700% Due 01/20/11
CDJ2510P    Peoples Bk-Rock Vall           1,000,000.000       1,000,000.00    100.0000 *     1,000,000.00   0.00000        0.00
CD9997536   0.530% Due 10/23/10
CDRA1311    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
            1.350% Due 01/13/11
CDRB0311    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
            0.750% Due 02/03/11
CDRB2411    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
            0.300% Due 02/24/11
CDRC0311    CDARS West Bank                4,500,000.000       4,500,000.00    100.0000 *     4,500,000.00   0.00000        0.00
7AMCD78S3   0.750% Due 03/03/11
CDRE0511    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
7AMCD80N0   0.750% Due 05/05/11
CDRE1211    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
7AMCD8208   0.750% Due 05/12/11
CDRG2111    CDARS West Bank                4,000,000.000       4,000,000.00    100.0000 *     4,000,000.00   0.00000        0.00
            0.750% Due 07/21/11
CDRG2811    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
            0.650% Due 07/28/11
CDRI0111    CDARS West Bank                6,000,000.000       6,000,000.00    100.0000       6,000,000.00   0.00000        0.00
            0.500% Due 09/01/11
CDRI230W    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
7AMCD7937   0.700% Due 09/23/10
CDRI2310    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
            1.350% Due 09/23/10
CDRI3010    CDARS West Bank                3,000,000.000       3,000,000.00    100.0000 *     3,000,000.00   0.00000        0.00
            1.350% Due 09/30/10
CDRJ0710    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
            1.350% Due 10/07/10
CDRJ1410    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000        0.00
7AMCD7945   1.350% Due 10/14/10


DATE: 9/8/2010 4:04:31 PM                                          Main Database                                          PAGE: 2

                                                  AMORTIZED COST VS. MARKET VALUE ANALYSIS REPORT

FUND ID: IPAIT
FUND NAME: Iowa Public Agency Investment Trust Div
** MARKET VALUE IS AMORTIZED COST IF SECURITY IS < 61 DAYS TO MATURITY

TICKER
SYMBOL      SECURITY DESCRIPTION           PAR VALUE       AMORTIZED  COST     PRICE       MARKET  VALUE    % DIFF.  VALUE DIFF.
----------  -------------------------  -----------------  -----------------  ----------  -----------------  -------- -----------

CDRK1210    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000       0.00
            1.350% Due 11/12/10
CDRK1810    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000       0.00
            1.350% Due 11/18/10
CDRL0210    CDARS West Bank                6,000,000.000       6,000,000.00    100.0000 *     6,000,000.00   0.00000       0.00
7AMCD7960   1.350% Due 12/02/10
CDRL0910    CDARS West Bank                5,000,000.000       5,000,000.00    100.0000 *     5,000,000.00   0.00000       0.00
7AMCD7978   1.350% Due 12/09/10
IMI0910     Morgan Stanley-IPAIT         150,227,000.000     150,227,000.00    100.0000     150,227,000.00   0.00000       0.00
            0.19% due  9/ 9/10
NOW FNBO    FNB Omaha NOW Acct            10,060,512.500      10,060,512.50    100.0000      10,060,512.50   0.00000       0.00
SA6000242   0.250%
NOW WEST    West Bank NOW Acct            20,045,088.150      20,045,088.15    100.0000      20,045,088.15   0.00000       0.00
SA6000457   0.200%
NOWCITIZ    Great Western NOW             10,028,928.350      10,028,928.35    100.0000      10,028,928.35   0.00000       0.00
SA6000267   Variable
WFPFDEP     Wells Fargo PF Dep             4,906,267.820       4,906,267.82    100.0000       4,906,267.82   0.00000       0.00
SAA500170   Variable
WFSAVING    Wells Fargo Savings           13,737,944.810      13,737,944.81    100.0000      13,737,944.81   0.00000       0.00
SAA500345   Variable
                                                          -----------------              -----------------  --------  ---------
                                                             378,562,524.94                 378,591,638.63   0.00769  29,113.69
09/08/10    OUTSTANDING SHARES:          379,193,166.400
            NET ASSETS:                   379,193,166.40
            NET ASSETS LESS
            AMORTIZED COST:                   630,641.46
            PRICE/SHARE @ MARKET             1.000077

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